SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2004

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	Press Release dated September 13, 2004

Document 1

NEWS RELEASE
Monday September 13, 2004

AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH LUMBER ANNOUNCES PROPOSED OFFERING OF SENIOR UNSECURED NOTES

Vancouver, Canada — September 13, 2004 — Ainsworth Lumber Co. Ltd. (“Ainsworth”) today announced that it intends to offer US$450 million aggregate principal amount of fixed rate senior unsecured notes due 2012 and floating rate senior unsecured notes due 2010 (together, the “Senior Notes”) pursuant to a private placement under Rule 144A. Ainsworth intends to use the net proceeds of the offering of the Senior Notes, together with cash on hand, to fund its previously-announced acquisition from Potlatch Corporation of three OSB facilities located in northern Minnesota (the “Minnesota OSB facilities”). The acquisition is expected to close later this month.

This press release is not an offer of securities for sale in the United States. The Senior Notes have not been registered under the United States Securities Act of 1933 or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward-looking statements in this news release relating to the Company’s plans with respect to the acquisition of the Minnesota OSB facilities are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intends” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, our ability to consummate our acquisition of the Minnesota OSB facilities, unexpected costs or liabilities incurred by us as a result of our acquisition of the Minnesota OSB facilities, our ability to successfully integrate the Minnesota OSB facilities into our existing operations and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca

Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

Robb Pelwecki
Manager, Corporate Reporting
robb.pelwecki@ainsworth.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2004

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer